SHEARMAN & STERLING

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114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

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02015197

February 11, 2002

<u>BY HAND DELIVERY</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press releases dated January 21, 2002, announcing the completion of the creation of EULER & HERMES by Allianz Group and AGF and (ii) a press release dated February 6, 2002, announcing AGF's consolidated premium income at December 31, 2001.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33) 1-53-89-70-00 should you have any questions.

Very truly yours,

Lee D. Neumann /RM.

Lee D. Neumann

Enclosures
cc: Jean-Michel Mangeot
Assurances Générales de France

THIS PRESS RELEASE PROVIDED FOR INFORMATION PURPOSES ONLY IN ACCORDANCE WITH RULE 12g3-2(b).

File No. 82-451

Allianz

AGF

Paris, 31 January 2002

PRESS RELEASE

Allianz Group and AGF complete the creation of EULER & HERMES, one of the leading worldwide Credit Insurer, through the acquisition of HERMES by EULER

Allianz AG and its Group company AGF announced in September 2001 their intention for EULER and HERMES, their respective credit insurance subsidiaries, to join forces, thereby strengthening EULER's No. 1 position in the industry. Through this transaction, credit insurance becomes one of the core businesses of AGF Group, within the Allianz Group. The combined entity will be named EULER & HERMES.

This move naturally concludes several years of co-operation between the two groups, which had combined their company risk databases, to form one of the most extensive and effective file in the world (jointly EULER and HERMES have information on more than 40 million companies worldwide); they also had developed their international business operations in a co-ordinated way.

"EULER and HERMES have both proven their ability to be successful. With their highly qualified teams they are able to offer comprehensive risk insurance against bad commercial debt losses worldwide" stresses Dr. Reiner Hagemann, Member of the Board of Management Allianz AG and Chairman of the Supervisory Board of HERMES Kreditversicherungs-AG. *"EULER & HERMES will reach an undisputable leading position with a strong presence all over the world in a speciality business which is now core to the Group"* adds Jean-Philippe Thierry, Chairman and Chief Executive of AGF Group and Chairman of EULER Supervisory Board.

The transaction values HERMES, the leading German credit insurer, at 550 million euros for its entire share capital. This value represents a multiple of 1.5x HERMES Adjusted Net Asset Value. The final price might be adjusted should the adjusted net asset value at year-end 2001 be materially different from that used in the valuation EULER will buy from Allianz 97.3% of HERMES during first quarter 2002.

The financing will be provided through a capital increase with preferred rights of approximately 170 millions Euros (scheduled for the second quarter of 2002), and issue of subordinated shareholder debts of 100 millions Euros, the balance being financed by bank borrowing and the sale of part of EULER existing treasury shares. The transaction target is to be EPS accretive from year 1, before goodwill amortisation and synergies for both EULER and AGF.

Following this transaction, on the assumption that every current shareholder takes up all the shares offered to him in conjunction with the shares issue, AGF will hold at least 56% of the share capital in the new group and Allianz 10%. AGF is already committed to ensuring the success of the capital increase.

Both the AGF's *Transaction Committee* and the independent members seating on EULER' Supervisory Board reviewed the work done by an independent expert and approved the terms of the transaction, which they regarded fair, appropriate and respectful of the interests of minority shareholders. Deloitte & Touche Corporate Finance has to issue a fairness opinion on the transaction price.

Mr. Jean Lanier will continue to be the Chairman of the Board of Management of EULER & HERMES, which will also comprise Mr. Gérard Barthélémy and Mr. Jean-Marc Pillu, at present members of the Board of Management of EULER, and Mr. Clemens Freiherr von Weichs, currently a member of the Board of Management of HERMES. Mr. Bodo Goschler, presently Chairman of the Board of Management of HERMES Kreditversicherungs-AG will retire as of June 30, 2002. It is being proposed to the Supervisory Board of HERMES to appoint Mr. Clemens Freiherr von Weichs as Chairman of the Board of Management of HERMES as of July 1, 2002. Dr. Reiner Hagemann will stay as Chairman of the supervisory Board of HERMES. The chairman of the Supervisory Board of EULER & HERMES will remain Mr. Jean-Philippe Thierry, Chairman and Chief Executive of AGF Group.

The new group is expected to enhance value creation through both cost and revenue synergies in many areas. First, the implementation of a common business model should improve the risk underwriting. Common credit risks assessment standards and procedures as well as common risk transparency and control will have positive impacts on loss and cost ratios. Harmonised product development and marketing will reduce internal as well as external costs and lead to a comprehensive and coherent product and services offer and cross-selling opportunities for the EULER & HERMES customers. Costs reductions are also expected in reinsurance through the concentration of the reinsurance program and a harmonised market approach including the use of a broader capital base. In addition, economies of scale in IT could be envisaged as well as enlarged transfer of best practices should also be a source of higher efficiency. The new group will offer to its employees wider national and international career opportunities.

With sales of 1.8 billion euros *(proforma 2000)*, EULER & HERMES will be uniquely positioned in the credit insurance, factoring and bonding sectors to gain maximum benefit. Thanks to a perfect geographic fit of the two group's presence, EULER & HERMES will hold leading positions in most developed and emerging markets in Europe, North America and in the high growth countries of Asia and South America.

EULER

Hermes
Kreditversicherungs-AG

Allianz Group investor contacts:
Oliver Schmidt : 49 89 38 00 39 63
Oliver.schmidt@allianz.de

Allianz press contacts:
Dr. Ilja-Kristin Seewald : 49 89 38 00 29 60
ilja-kristin.seewald@allianz.de

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 mangejm@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 Deponte@agf.fr
Vincent Foucard	33 (0)1 44 86 29 28 Foucarv@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 67 45 davidse@agf.fr

HERMES Kreditversicherungs-AG :
Hans Joachim Kasperski:
Tel.: 49 40 88 34 15 00
hans.joachim.kasperski@hermes-kredit.com

EULER Group:
Martine Laisné (press):
Tel.: 33 (0)1 40 70 81 33
Martine.laisne@eulergroup.com
Benoît des Cressonnières (investors):
Tel: 33 (0)1 40 70 50 31
Benoit.descressonnieres@eulergroup.com

Cautionary Note Regarding Forward-Looking Statements

Paris, 6 February 2002

PRESS RELEASE

In 2001, AGFs premium income from insurance activities rose 4.9% to 16.62 billion euros
(+2.2% on a comparable basis).*

Total Group business stood at 18.48 billion euros, up 5.1% (+2.6% on a comparable basis).

Highlights

- **Life and health insurance:**
  - **In a difficult environment, domestic revenues were satisfactory (-6.2% excluding the "Total policy"), owing to a marked recovery in the 2nd half,**
  - **Business in Europe improved significantly (+25% or +3.3% on a comparable basis), mainly because of Spain,**
  - **South American business continued to expand (+3.1% at constant foreign exchange).**

- **Property and Liability insurance:**
  - **Robust growth in France (+17.4%) and throughout Europe (+22.9%), mainly because of rate hikes.**

- **Continuing growth of assistance and credit insurance (+10.5% and +10.6%, respectively).**

- **The premium income of international business rose 15.6% (+8% on a comparable basis) and now accounts for 37.5% of the total for insurance (33.9% at the end of 2000).**

* *On a comparable basis: at constant foreign exchange (premium income at 31.12.01 based on foreign currency rates at 31.12.00) and proforma (premium income at 31.12.2001 compared with 31.12.2000 using the 2001 scope of consolidation).*

Consolidated premium income at 31.12.2001

In euro millions	31.12.01	31.12.00	Ch. 01/00 on actuals	Ch. proforma and at cst. for. exch.
LIFE AND HEALTH	**7 830.3**	**8 216.0**	**-4.7%**	**-7.6%**
France	*5 626.8*	*6 343.1*	*-11.3%*	*-11.3%*
Europe outside France	*1 645.6*	*1 317.0*	*25.0%*	*3.3%*
Other countries	*557.9*	*555.9*	*0.4%*	*4.1%*
NON-LIFE	**7 209.2**	**6 196.1**	**16.4%**	**14.2%**
France	*4 431.8*	*3 776.1*	*17.4%*	*16.2%*
Europe outside France	*1 767.2*	*1 438.0*	*22.9%*	*11.0%*
Other countries	*1 010.2*	*982.0*	*2.9%*	*11.6%*
ASSISTANCE	**444.2**	**401.9**	**10.5%**	**3.1%**
CREDIT INSURANCE	**1 136.9**	**1 027.8**	**10.6%**	**9.0%**
PREMIUM INCOME FROM INSURANCE (1)	**16 620.6**	**15 841.8**	**4.9%**	**2.2%**
Finance and Banking (2)	**1 854.4**	**1 740.2**	**6.6%**	**6.0%**
Asset management and other	177.4	164.3	8.0%	-2.7%
Banking activity	1 677.0	1 575.9	6.4%	7.0%
Total (1) + (2)	**18 475.0**	**17 582.0**	**5.1%**	**2.6%**

Notes:

a. Premium income from insurance at 31.12.2000 (15 841.8 mn euros) differs from the amount published last year in BALO (15 747.6 mn euros) owing to corrections in respect of Mondial Assistance and Royal Nederland: reclassification of "other services" (impact: + 94.2 mn euros).

b. Life and health premium income includes all health, i.e., individual and group bodily injury, in addition to individual and group life.

c. The decree of 17 January 2001 dealing with the new accounting treatment of the consolidated financial statements of insurance companies changed the definition of premium income. It now includes:

- *premiums written by insurance companies and services (previously booked to underwriting income)*
- *the revenue of "other companies", mainly asset management companies, the services of cash management companies, brokerage commissions and merchandise sales. Asset management equalled the revenue of AGF Asset Management before retrocessions, which included sales of OPCVM investment products, gross commissions and companies outside France (i.e., Benelux, Chile).*

I LIFE AND HEALTH INSURANCE :

AGFs consolidated premium income from life and health activity (life, health, and personal and family protection, both group and individual) stood at **7 830.3 mn euros, 4.7% less than in 2000** (**-7.6%** on a comparable basis); however, it was an improvement over the first half (-5.2%, vs. –8.9% respectively, on a comparable basis).

By region, the changes were as follows:

- France: -11.3%,
- Europe outside France: +25,0%,
- Outside Europe: +0.4%.

Life and health contributed **47% of Group premium income**, compared with 52 % in 2000.

I.1 FRANCE :

Consolidated premium income from life and health totalled **5 626.8 mn euros**, in an **11.3% retreat from 2000**, which was an exceptionally good year (+27.6% from 1999); up 13% from 1999.

Excluding the "Total policy", which amounted to 793 mn euros of premiums in 2000 and an additional 416 mn in 2001, **premium income was down 6.2%,** which was better than the market (-7% in 2001 according to the FFSA, or the *Féderation Française des Sociétés d'Assurance* (French Federation of Insurance Companies).

In 2001, the change in life was mainly due to the unfavourable trend of financial markets, which led to deteriorating contributions to unit-linked supports (-40% for the year).

Changes in domestic life and health were as follows:

In euro millions	31.12.01	31.12.00	Ch.
Individual life	3 295.6	3 718.7	-11.4%
Dedicated sales forces	2 088.0	2 281.0	-8.5%
General agents	656.4	813.7	-19.3%
Brokerage	173.8	184.0	-5.5%
Partnerships	253.5	338.5	-25.1%
W Finance	118.4	98.3	20.4%
Other	5.5	3.2	71.9%
Group insurance	1 883.2	2 185.6	-13.8%
Individual health	448.0	438.8	2.1%
Total life and health	**5 626.8**	**6 343.1**	**-11.3%**

I.1.1 Individual life: despite the 2nd half acceleration (-11.4%, vs. –18.6% in the 1st half), premium income (at 3 295.6 mn euros) was under the 2000 level.

Dedicated sales forces (63% of individual life)

Although life **premium income was down 8.5%**, the dedicated sales forces performed somewhat better than most traditional insurers (individual life down by 10% on average).

Performance was also better than it was in the 1st half (-10.6%), due to the recovery of "traditional" life insurance. But the significant rise in contributions to euro-denominated policies and euro investments (+19%) did not completely offset the dive (-52%) taken by unit-linked investments throughout the year. Sales of personal and family protection policies significantly outdistanced the market, rising 44% because of an updated product line.

Although the **2nd half was much better than the 1st half** (+10%), overall **savings receipts** (totalling 2 795 mn euros at the end of December 2001) were still **3.6% under their level in 2000.**

General agents (20% of individual life)

The 2001 premium income of **general agents** amounted to **656.4 mn euros, down 19.3%** for the full year, but **up significantly from the 1st half** (-28.7%). The drop owed to weak financial markets that affected the draw of unit-linked products as well as major initiatives in terms of non-life IT migrations that involved agents extensively in 2001. An exceptionally strong 2000 also exacerbated the drop. However, the 2nd half was better than the 1st (down only 7% from the 2nd half of 2000) due to the success of several structured products.

Brokerage and investment management (5% of individual life)

The life receipts attributable to **brokerage** business gathered pace throughout the year, reaching **173.8 mn euros** at the end of December 2001. Business picked up during the last quarter, with premium income of nearly 93 mn euros, which was 8% above the amount reported for the same period in 2000. The rise owed to the robust performance of the Gaipare line and the mid-year introduction of new multi-management products in the Platinia Patrimoine contract. All in all, the **drop was contained at 5.5%**, which **was better than the market average** and particularly noteworthy it stood at -18% at the end of the first half.

Life partnerships (Arcalis + CGP2) (8% of individual life)

Premium income from **life partnerships** stood at **253.5 mn euros**, a **drop of 25.1%**, which was still **much better than the 1st half** (-47.6%). Premium income, more than 75% of which was generated by unit-linked products, suffered from financial market situation, although it was still much better than the unit-linked product market (- 40% in 2001). The high-end segment was particularly resilient with premium income up 3% to 76 mn euros.

W Finance (4% of individual life)

Premium income reported by **W Finance**, the network specialising in high-end management, rose 20.4% to **118.4 mn euros**, a **major improvement over the 1st half** (+0.5%).

I.1.2 <u>Group insurance</u>:

The premium income posted by **AGF Collectives stood at 1 883.2 mn euros**, an ostensible drop of 13.8%. **Excluding the "Total policy"** (2000 premiums = 793 mn euros and 2001 premiums = 416 mn euro), **premium income rose +14.1%**, owing mainly to early retirement policies and IFCs, *Indemnités de fin de carrière* (retirement indemnities), as well as the high level of "franc" receipts from the ASAC open group product. It also reflected market share

gains won through an innovative line that is adapted to the different needs of customer segments.

I.1.3 Individual health:

Consolidated Group premium income from **individual health** stood at **448 mn euros**, a **rise of 2.1%** from 2000 and an **improvement from the 1st half** (+1.6%). Higher rates and more sales attributable to a new product line launch offset the impact of aligning the social benefit plan for nonsalaried workers to that of salaried employees.

The health premium income of **Assurances Fédérales rose 46.3% to 23.4 mn euros**, in a marked improvement over the 1st half (+1.2% to 8.3 mn euros), owing mainly to the new GAV product (personal accident policy).

I.2 OUTSIDE FRANCE :

Outside France, **premium income from life and health rose 17.7%** to **2 203.5 mn euros** (+3.5% on a comparable basis).

I.2.1 Europe outside France: +25% to 1 645.6 mn euros (+3.3% on a comparable basis)

In **Belgium**, premium income from life and health dropped slightly **(-3.2%)** and stood at **493.6 mn euros**. This resistance owed to the success of several structured products launched in the 2nd half, outweighing the impact of declining markets on unit-linked receipts.

In **the Netherlands,** premium income from life and health rose **92.6% to 590.4 mn euros** (+1.5% proforma), subsequent to the consolidation of Zwolsche. The rise was attributable to voluntary group retirement products and higher hospitalisation rates.

In **Spain**, premium income from life and health rose **21.6% to 484.8 mn euros** (AGF share). The across-the-board ascent applied to both individual and group life (467 mn euros, +22%) and health (17.8 mn euros, +13.4%).

I.2.2 Outside Europe: +0.4% to 557.9 mn euros (+4.1% on a comparable basis)

In **South America,** premium income from life and health rose **3.1%**, excluding the effect of foreign exchange (-1.4% to **456.8 mn euros** including foreign exchange).

In **Brazil**, life and health premium income rose **3.4%** at constant foreign exchange (-4.8% to **185.6 mn euros** including foreign exchange), due to growth in group retirement and pension fund products. The latter more than compensated for the portfolio clean-up in health (-7%).

In **Chile**, life and health rose **18.4%** at constant foreign exchange (+8% to **60.5 mn euros** including foreign exchange). Life premium income posted 18.7% at constant foreign exchange, owing to the successful strategy of building retirement savings and life annuity products.

In **Colombia**, life and health dropped **6.9 %** at constant foreign exchange (-4.4 % to **173.5 mn euros** including foreign exchange). Full-year performance was affected by the transition between two life product offers, which led to lower premium income. Health, on the other hand, rose 4.5%.

In **Venezuela**, where the life and health segment includes only health insurance, the year was especially strong, posting a rise of **33.5%** at constant foreign exchange (+30.5% **to 31.2 mn euros** including foreign exchange), subsequent to healthy rate increases.

In **Argentina**, life and health rose **26.8%** at constant foreign exchange. In the consolidated financial statements, **pursuant to the recommendations of the CNC**, *Conseil National de la Comptabilité* (French national accounting council)**, the conversion rate used was 1.6 pesos to the dollar, or 1.401 pesos to the euro**. Including foreign exchange, activity dropped 15.5%.

II PROPERTY AND LIABILITY INSURANCE: premium income, buoyed by substantial rate increases, rose sharply.

Consolidated **non-life premium income rose 16.4% to 7 209.2 mn euros** (+14.2% on a comparable basis), compared with +11.4% in the 1st half (+7.8% on a comparable basis).

Non-life business accounted for **43%** of total premium income from insurance.

II.1 FRANCE: premium income rose a sharp 17.4% to 4 431.8 mn euros (+16.2% on a comparable basis)

In the 1st half, non-life premium income rose 8.5% (7.3% on a comparable basis).

Domestic non-life was distributed as follows:

In euro millions	31.12.01	31.12.00	Ch.
General agents	1 956.5	1 886.6	3.7%
Non-life brokerage (excl. AGF MAT)	1 338.5	1 207.4	10.9%
AGF MAT	884.2	475.6	85.9%
Non-life group insurance	180.5	159.2	13.4%
Bancassurance (Ass. Fédérales)	46.8	38.1	22.8%
New distribution (Calypso)	12.1	3.9	n.a.
Other	13.2	5.3	n.a.
Total non-life	**4 431.8**	**3 776.1**	**17.4%**

II.1.1 General agents:

Premium income rose **3.7%** (vs. +2.6% in the 1st half) to **1 956.5 mn euros** in step with the domestic market. This growth owed to the strong performance of the general agent network despite systems problems related to IT migrations during the year.

In **individual and professional** risk, business advanced **3.2% to 1 558 mn euros**, compared with 1.9% in the 1st half. Motor premium income rose 3.3% to 900 mn euros with an

additional 34,000 policies added to the portfolio, doubling last year's performance. comprehensive household rose 2.3%.

In **commercial lines**, business rose **6.6% to 390 mn euros**, compared with +6.3% in the first half, mainly because of rate hikes.

II.1.2 Non-life brokerage:

Premium income rose **32.1%** (vs. 12.7% at the end of the 1st half) to **2 222.7 mn euros.**

The premium income of **AGF MAT** stood at 884.2 mn euros, up 86% (vs. + 23.6% for the 1st half). Foreign exchange contributed +4%. 15% of the rise was due to the increase in AGF MATs shares in the underwriting of AFA and WAIG (AFA: 100% share in 2001; 71.5% in 2000). Excluding foreign exchange and the higher shares, premium income rose +56%.

Corporate business rose 29.5% to 503 mn euros (vs. +23.3% for the 1st half), mainly due to rate hikes implemented in early 2001. **Commercial and professional business** generated 267 mn euros, a rise of 1.2%, owing to the combination of cancellations and rate hikes. The premium income of AGF La Lilloise from **fleets and affinity groups** rose 3.3% to 271 mn euros: this advance owed to new affinity group policies, which more than offset the portfolio clean-up in fleets of vehicles for professional use. The premium income of **individual brokerage** rose 6% to 227 mn euros.

II.1.3 Partnerships

Bancassurance: growth continued at fast pace

The premium income generated by **Assurances Fédérales IARD** in individual risk rose **22.8%** to **+46.8 mn euros**: motor policy sales rose +26% and fire and miscellaneous risk +15.9%.

New Distribution: at 12.1 mn euros (vs. 4 mn euros in 2000), premium income was up sharply

94% of premium income was generated by **Calypso,** the company dedicated to the 3 Suisses mail order partnership. The portfolio now includes 34,600 policies, 23,600 of which are in motor.

II.2 OUTSIDE FRANCE

Outside France, **premium income from non-life insurance rose 14.8%** to **2 777.4 mn euros** (+11.2% on a comparable basis).

II.2.1 Europe outside France: +22,9% to 1 767.2 mn euros (+11% on a comparable basis)

In **Belgium**, non-life receipts rose **1.2% to 348.3 mn euros**: tight motor underwriting gave rise to a 1% drop in individual risk, whereas commercial risk rose a sustained 14.3%.

In **the Netherlands**, non-life rose **42.5% to 770.1 mn euros** following the Zwolsche consolidation (+10.9% on a comparable basis), supported by more fire and motor policies.

In **Spain,** non-life rose **18.1% to 621,3 mn euros** (AGF share). Motor, which accounted for 69% of non-life, posted sustained 21.8% growth. Commercial lines rose 12.3%; personal lines, 13.6%.

II.2.2 <u>Outside Europe:</u> +2.9% to 1 010.2 mn euros (+11.6% on a comparable basis)

In **South America**, non-life rose **12.8%** excluding foreign exchange (to **841.2 mn euros**, or +2.8% including foreign exchange).

In **Brazil**, premium income rose **9.9%** on a constant foreign exchange basis (+1.2% to **378.6 mn euros** including foreign exchange), due to new business in transport and technical risk and the sharp rise in fire insurance rates to offset high claims experience.

In **Chile**, premium income rose **14.6%** on a constant foreign exchange basis (+4.7% to **73.1 mn euros** including foreign exchange), due to rate increases put into place to improve profitability, and the growth of the commercial risk activity.

In **Colombia**, non-life premium income rose **32.2%** on a constant foreign exchange basis (+35.7% to **208.9 mn euros** including foreign exchange). Commercial risk spurred growth (+65 %) as tighter underwriting in the motor portfolio led to a 13% contraction.

In **Venezuela**, non-life was **off a modest 0.7%** on a constant foreign exchange basis (-2.8% to **92.7 mn euros** including foreign exchange), owing to tighter underwriting.

In **Argentina**, non-life activity rose **6.7%** at constant foreign exchange (-29.6% including foreign exchange).

<u>III ASSISTANCE</u>

Mondial Assistance reported premium income of **888.4 mn euros**, only 50% of which (444.2 mn euros) was consolidated by AGF, up **10.5%** (+3.1% on a comparable basis) despite tapering receipts from travel insurance after the events of 11 September. Growth was sustained by business in Great Britain and Eastern Europe. Activity in France accounted for about 25% of premium income, and World Access, the US leader in assistance and travel insurance, for about 7%.

<u>IV CREDIT INSURANCE</u>

The AGF Group's **premium income** from credit insurance generated through the subsidiaries of **Euler** stood at **1 136.9 mn euros**, a rise of **10.6%**; at constant foreign exchange, it rose +9%. It did not include factoring, which is consolidated in net banking income (138 mn euros, +1.5%).

Company by company distribution was as follows:

In euro millions	**31.12.01**	**Ch. 01/00**	**Ch. proforma and cst. for. exch.**
Euler-SFAC	352.4	-0.1%	-0.1%
Trade Indemnity + Euler Intern.	343.1	+26.7%	+23.5%
American Credit	140.6	+5.2%	-0.4%
Cobac	96.1	+9.8%	+9.8%
SIAC	204.7	+11.0%	+11.9%
Total credit insurance	**1 136.9**	**+10.6%**	**+9%**

The modest drop in the activity of **Euler-Sfac** was mainly due to the unfavourable business environment, which hurt policyholder revenues that outpaced the rise in new business, as well as rate increases. **Euler-Siac** continued to grow at a sustained pace of +11%, compared with 2000. **Euler Trade Indemnity and Euler International** reported growth of 26.7%, reflecting the successful offer of world policies for multinational groups and the development of the policy offer to mid-sized companies. In 2001, the growth of **American Credit** was slower than in 2000, owing to cautious underwriting in order to provide for profitable business growth. **Euler-Cobac** reported sustained growth under the combined effect of market share gains, mainly in the Netherlands, and rate increases.

V ASSET MANAGEMENT AND OTHER ACTIVITIES

Revenue from **asset management** stood at **147.5 mn euros, up 2.9%** (143.3 mn euros in 2000). **Assets under management** by AGF Asset Management stood at **55.4 billion euros** at 31 December 2001, 12.9 billion of which was managed for third parties.

Other activities of the AGF Group rose **42.4% to 29.9 MEuros** (21 mn euros in 2000). They included 15 mn euros in brokerage commissions.

VI BANKING

Banking activity premium income, in and outside France, totalled **1 677 mn euros**, a rise of 6.4%. The net banking income of **Entenial** stood at 1 123.3 mn euros (+8%), that of **Banque AGF** at 239.3 mn (+15.9%), that of **Eurofactor** (factoring) at 138 mn (+1.5%).

At the end of December 2001, **Banque AGF had 225,000 customers and managed assets of 830 mn euros,** nearly three times the December 2000 figure, excluding loans and OPCVM investment funds.

AGF investor contacts:

Jean-Michel Mangeot (33) 1 44 86 21 25 mangejm@agf.fr
Marc de Pontevès (33) 1 44 86 20 99 Deponte@agf.fr
Vincent Foucart (33) 1 44 86 29 28 Foucarv@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil (33) 1 44 86 29 12 augusbe@agf.fr
Agnès Miclo (33) 1 44 86 31 62 micloa@agf.fr
Séverine David (33) 1 44 86 67 45 davidse@agf.fr

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Consolidated premium income by activity

in euro millions	31.12.01	31.12.00	Ch. on actuals	Ch. proforma and at cst. for. exch.
LIFE AND HEALTH in France	5 626.8	6 343.1	-11.3%	-11.3%
NON-LIFE in France	4 431.8	3 776.1	17.4%	16.2%
INSURANCE Outside France	4 980.9	4 292.9	16.0%	7.7%
Life and health	*2 203.5*	*1 872.9*	*17.7%*	3.5%
Non-life	*2 777.4*	*2 420.0*	*14.8%*	11.2%
ASSISTANCE	444.2	401.9	10.5%	3.1%
CREDIT INSURANCE	1 136.9	1 027.8	10.6%	9.0%
Consolidated prem. inc.	**16 620.6**	**15 841.8**	**4.9%**	**2.2%**
Asset management and other	177.4	164.3	8.0%	-2.7%
Banking activity	1 677.0	1 575.9	6.4%	7.0%
Total	**18 475.0**	**17 582.0**	**5.1%**	**2.6%**

Premium income from insurance by activity

	31.12.01	31.12.00
Life + health	47.1 %	51.9 %
Non-life	43.4 %	39.1 %
Credit insurance	6.8 %	6.5 %
Assistance	2.7 %	2.5 %
Total	*100.0%*	*100.0%*

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Premium income from insurance by country

in euro millions	31.12.01	31.12.00	Ch. on actuals	Ch. proforma and cst. for. exch.
France	**10 058.6**	**10 119.2**	**-0.6%**	**-1.0%**
Life + health	*5 626.8*	*6 343.1*	*-11.3%*	*-11.3%*
Non-life	*4 431.8*	*3 776.1*	*17.4%*	*16.2%*
Belgium	**841.9**	**854.3**	**-1.5%**	**-1.5%**
Life + health	*493.6*	*510.0*	*-3.2%*	*-3.2%*
Non-life	*348.3*	*344.3*	*1.2%*	*1.2%*
Netherlands	**1 360.5**	**847.1**	**60.6%**	**6.6%**
Life + health	*590.4*	*306.5*	*92.6%*	*1.5%*
Non-life	*770.1*	*540.6*	*42.5%*	*10.9%*
Spain	**1 106.1**	**924.7**	**19.6%**	**19.6%**
Life + health	*484.8*	*398.6*	*21.6%*	*21.6%*
Non-life	*621.3*	*526.1*	*18.1%*	*18.1%*
Rest of Europe	**104.3**	**128.9**	**-19.1%**	**-20.6%**
Life + health	*76.8*	*101.9*	*-24.6%*	*-26.0%*
Non-life	*27.5*	*27.0*	*1.9%*	*0.0%*
TOTAL Europe outside France	**3 412.8**	**2 755.0**	**23.9%**	**7.1%**
Life + health	*1 645.6*	*1 317.0*	*25.0%*	*3.3%*
Non-life	*1 767.2*	*1 438.0*	*22.9%*	*11.0%*
Brazil	**564.2**	**569.0**	**-0.8%**	**7.7%**
Life + health	*185.6*	*195.0*	*-4.8%*	*3.4%*
Non-life	*378.6*	*374.0*	*1.2%*	*9.9%*
Colombia	**382.4**	**335.3**	**14.0%**	**11.0%**
Life + health	*173.5*	*181.4*	*-4.4%*	*-6.9%*
Non-life	*208.9*	*153.9*	*35.7%*	*32.2%*
Chile	**133.6**	**125.8**	**6.2%**	**16.3%**
Life + health	*60.5*	*56.0*	*8.0%*	*18.4%*
Non-life	*73.1*	*69.8*	*4.7%*	*14.6%*
Argentina	**93.9**	**131.9**	**-28.8%**	**7.8%**
Life + health	*6.0*	*7.1*	*-15.5%*	*26.8%*
Non-life	*87.9*	*124.8*	*-29.6%*	*6.7%*
Venezuela	**123.9**	**119.3**	**3.9%**	**6.1%**
Life + health	*31.2*	*23.9*	*30.5%*	*33.5%*
Non-life	*92.7*	*95.4*	*-2.8%*	*-0.7%*
TOTAL South America	**1 298.0**	**1 281.3**	**1.3%**	**9.3%**
Life + health	*456.8*	*463.4*	*-1.4%*	*3.1%*
Non-life	*841.2*	*817.9*	*2.8%*	*12.8%*
Other countries	**270.1**	**256.6**	**5.3%**	**7.0%**
Life + health	*101.1*	*92.5*	*9.3%*	*9.3%*
Non-life	*169.0*	*164.1*	*3.0%*	*5.7%*
Total outside France	**4 980.9**	**4 292.9**	***16.0%***	**7.7%**
Life + health	*2 203.5*	*1 872.9*	*17.7%*	*3.5%*
Non-life	*2 777.4*	*2 420.0*	*14.8%*	*11.2%*
Total premium income	**15 039.5**	**14 412.1**	***4.4%***	**1.8%**
Life + health	*7 830.3*	*8 216.0*	*-4.7%*	*-7.6%*
Non-life	*7 209.2*	*6 196.1*	*16.4%*	*14.2%*
Assistance	**444.2**	**401.9**	**10.5%**	**3.1%**
Credit insurance	**1 136.9**	**1 027.8**	**10.6%**	**9.0%**
Conso. prem. inc. from insur. (1)	**16 620.6**	**15 841.8**	**4.9%**	**2.2%**
Banking and finance (2)	**1 854.4**	**1 740.2**	**6.6%**	**6.0%**
Asset mgt. and other	177.4	164.3	8.0%	-2.7%
Banking activity	1 677.0	1 575.9	6.4%	7.0%
Total (1) + (2)	**18 475.0**	**17 582.0**	**5.1%**	**2.6%**

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Changes in scope of consolidation between 31.12.2000 and 31.12.2001

* Life and health:

In euro millions	Prem. inc. at 31.12.01	Prem. inc. at 31.12.00
Entries:		
- Zwolsche Group in Netherlands	+322.4	
Exits:		
- Ogar (Africa)		+1.5

* Non-life:

In euro millions	Prem. inc. at 31.12.01	Prem. inc. at 31.12.00
Entries:		
- Qualis	+0.1	
- Okassurance	+0.7	
- Change in method of consolidating Protexia France	+5.2	
- Zwolsche Group in Netherlands	+136.8	
- AXA portfolio purchase by Royal Nederland	+22.5	
Exits:		
- Protexia International		+0.1
- Ogar (Africa)		+3.8

* Assistance :

In euro millions	Prem. inc. at 31.12.01	Prem. inc. at 31.12.00
Entries :		
- World Access into Mondial Assistance	+23.5	
- World Care Assist into Mondial Assistance	+1.4	

* Total Life + Non-life:

In euro millions	Prem. inc. at 31.12.01	Prem. inc. at 31.12.00
Entries:	+512.6	0.0
Exits:	0.0	+5.4
Impact on premium income	*+512.6*	*+5.4*

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr